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                                             Filed by Rainbow Technologies, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                           and deemed filed pursuant Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                     Subject Company: Rainbow Technologies, Inc.
                                                  Commission File No.: 000-16641

QUESTIONS AND ANSWERS - RAINBOW EMPLOYEES - OCTOBER 23, 2003

THIS DOCUMENT RESPONDS TO EMPLOYEE QUESTIONS REGARDING THE IMPENDING SAFENET / RAINBOW MERGER. THE INFORMATION CONTAINED IN THE DOCUMENT REFLECTS CURRENT EXPECTATIONS BY RAINBOW AND SAFENET. THIS INFORMATION IS CONFIDENTIAL AND FOR INTERNAL PURPOSES ONLY.

GENERAL QUESTIONS ABOUT THE MERGER

WHAT HAS JUST TRANSPIRED?

Very recently, the board of directors received an offer from SafeNet Inc., a publicly traded digital security company. The offer first came in the form of a letter of intent (LOI). Our Board of Directors authorized continued discussions with SafeNet and in addition, we retained an investment banker to represent our interest in further negotiations. We received a revised offer in late September, 2003, and started to execute a mutual due diligence process with SafeNet. Upon completion of the due diligence process this past week, we have both decided to proceed fully with the merger of SafeNet and Rainbow. Today, we are announcing this exciting news to the market, immediately following the employee meeting.

While we would like to be able to answer all of your questions, rest assured Rainbow and SafeNet will work closely to review our current policies and procedures and meld them nicely to ensure a smooth transition.

WAS THE MERGER NECESSARY IN ORDER TO COMPETE?

Both companies are profitable and continue to meet or consistently exceed Wall Street's expectations. This merger of historically strong industry leaders was prompted by the recognition that our customers would greatly benefit from a single source for all their security products. The merger is complementary in terms of market opportunities, products, geographic presence and channel optimization.

As an example, most major VPN companies have recently purchased an SSL VPN vendor. Being able to offer both IPSec and SSL VPN to customers is becoming a competitive necessity, one which this combination facilitates.

WHY WEREN'T WE INFORMED SOONER?

When we received initial interest, there was no guarantee that SafeNet and Rainbow would proceed to completion with their plans to merge, so we decided that it was unduly distracting to the team as a whole. As such, only a very small subset of the team was made aware - in fact, only those who were absolutely required to support the due diligence process.

Furthermore, this information is highly confidential and sensitive. Both Rainbow and SafeNet are publicly traded companies and we could not disclose internally until we were ready to release the information to the public.

WHO IS SAFENET?

Founded in 1983, SafeNet Inc. (NASDAQ: SFNT), is a leading provider of private and public network security solutions. The company has set industry standard for VPN technology and secure business communications, offering the only encryption platform for both WAN and VPN networks. SafeNet has

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over 20 years of experience in developing, deploying, and managing network security systems for the most security-conscious government, financial institutions, and large enterprise organizations around the world.

Commercial customers include Texas Instruments, Microsoft, and Samsung, among many others. Government, financial, and large enterprise customers include FBI, U.S. Department of Defense, American Express, Bank of America, Hewlett-Packard and Motorola.







HOW IS THE OFFER STRUCTURED?

The offer is an all-stock deal. Each share of Rainbow common stock, issued and outstanding immediately prior to the closing date, will be converted into .374 shares of common stock of SafeNet.

The exchange ratio results in an implied ownership by Rainbow shareholders of 43% of the Combined Company.

WHAT HAPPENS TO OUR RAINBOW STOCK OPTIONS?

Rainbow stock options will be assumed by Safenet. This means they will be subject to the terms and conditions (including the vesting schedule) as they were prior to their assumption by SafeNet. Each Rainbow option will be converted into a certain number of SafeNet options based upon an exchange ratio and the exercise price of each assumed Rainbow option will also be changed to reflect the exchange ratio.

WILL YOU GIVE US AN EXAMPLE?

Yes. The example below is strictly a hypothetical example for you. The example contains shares and price information that is used only as an example and is not reflective of the actual transaction.

EXAMPLE:

From the Rainbow 2000 Stock Option Plan an employee has an option for 1,000 shares at an exercise price of $8.00 per share.

Merger Agreement Exchange Ratio = .374

Original Rainbow Option                                                 Converted  SafeNet Option
-----------------------                                                 -------------------------
1,000 shares                           multiplied by  .374 =            374 shares

$8.00 price                            divided by .374 =                $21.39 price

40 month vesting                                                        40 month vesting

30% vested after 1 year                                                 30% vested after 1 year
from grant date                                                         from grant date

2.5% vesting per month, after initial                                   2.5% vesting per month, after initial
12 months                                                               12 months

Voluntary Termination - 90 days                                         Voluntary Termination - 90 days
to exercise VESTED options                                              to exercise VESTED options

500 options vested at date                             =                187 vested options
of transaction close

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IS THERE ANY CHANCE THAT THIS TRANSACTION WILL NOT CLOSE?

The merger is subject to both shareholder and SEC approval. We are not anticipating any unforeseen issues and expect the transaction to close sometime in the first quarter of 2004. However, in the meantime, it is essential that we continue to run our business as we would have otherwise, and remain focused on our goals.




IS THERE A TIMETABLE FOR THE INTEGRATION OF SAFENET AND RAINBOW? HOW IS IT BEING HANDLED?

While SafeNet and Rainbow will continue to operate as two separate companies until the close of the transaction, an integration team comprised of leaders from both companies will be in place approximately 3 weeks from the announcement date. In addition, SafeNet will also hire an outside consulting firm to assist in expediting the integration process. Tony Caputo, SafeNet CEO, will lead the entire integration process.

WHAT IS THE TIMEFRAME FOR THE INTEGRATION TO BE COMPLETED?

We expect the companies to be fully integrated by Q2 of 2004.

Although an integration plan will begin, it is again critical to remind you that each company will continue to operate as two separate companies until the close of the transaction. We will continue to execute our current business plan within our current organization for the remainder of the calendar year.

ORGANIZATION

WILL THERE BE A NEW "RAINBOW DIVISION" OR SUBSIDIARY AS PART OF SAFENET?

The combined company will be called SafeNet, Inc. and critical Rainbow product brands such as Rainbow Sentinel, iGate, iKey, and Luna, will be maintained. In the case of Rainbow Mykotronx, with its leading position in the government market, it will continue to function as a wholly-owned subsidiary of SafeNet, Inc.

WHAT ABOUT GLOBAL OFFICES - HOW WILL THEY BE AFFECTED?

Rainbow currently maintains offices throughout the world. This is one of the many areas where this merger advances SafeNet's global strategy. It has always been one of SafeNet's goals to grow globally and the merger allows SafeNet to become a truly global corporation.


EMPLOYEE QUESTIONS - ALL LOCATIONS

Based on the interactions that we have had during the due diligence phase, we have answers to many of the questions that you may have. Some, however, require further discussion and will be addressed during the integration planning process that will get underway shortly after the announcement. As further answers become available, we will let you know as quickly as possible.

WHAT HAPPENS TO THE RAINBOW MANAGEMENT TEAMS?

The combination of Rainbow and SafeNet creates a large global organization of over 800 employees. While the SafeNet executive team will take the lead, it is expected that most members of the existing management team will assume key roles within the new organization.

WILL THERE BE LAYOFFS? IF SO, WILL THEY OCCUR AT RAINBOW, AT SAFENET OR AT BOTH?



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The merger decision was based upon a growth strategy. As such, there are no specific plans to significantly reduce the size of our combined team. Of course, it is not possible to offer a guarantee of employment either on a standalone basis, or as a combined company. However what we can do is provide assurance that if we continue to focus on achieving our goals and growing our business we are doing the right thing.

WILL WE REMAIN IN OUR CURRENT FACILITIES?

As indicated above, this merger provides SafeNet with a truly global presence, by virtue of our many offices in North America, and around the globe. There are no plans at this time for any movement from our current facilities.

WHO IS SAFENET'S SENIOR MANAGEMENT TEAM?

Anthony (Tony) Caputo - Chairman and Chief Executive Officer
Carole Argo - Chief Financial Officer
Chris Fedde - Senior Vice President and General Manager - Enterprise Security Division
David Potts - Senior Vice President and General Manager - Embedded Security Division
Sean Price - Senior Vice President, Corporate Development

For further background information on each officer, you can also access the SafeNet website at www.safenet-inc.com.



CURRENT BENEFITS - GENERAL QUESTIONS

Currently we are not expecting any major changes within our benefit plans. We have anticipated the questions below and have answered to our best ability at this time. While anything can be subject to change, an overriding principle was that for a period of time after the closing of the merger, the employee benefits offered now will not significantly change. In the event a change did occur (such as if our medical insurance carrier was changed to a different vendor), the alternative coverage would be comparable to your previous coverage. As soon as we have further answers, we will update you right away.

IT IS ALSO IMPORTANT TO NOTE THAT MOST OF THE BENEFIT QUESTIONS BELOW ARE DESIGNED TO ANSWER QUESTIONS FOR NORTH AMERICA BASED EMPLOYEES. INTERNATIONAL BENEFITS VARY FROM COUNTRY TO COUNTRY. INTERNATIONAL BENEFIT PLANS ARE GOVERNED BY LOCAL LAWS IN EACH GEOGRAPHICAL REGION AND ANTICIPATE THAT WE WILL CONTINUE TO MAINTAIN THOSE BENEFITS.

WILL THE RAINBOW AND SAFENET EMPLOYEE BENEFIT PLANS CHANGE AS A RESULT OF THIS MERGER?

We are not anticipating any significant changes to our benefit plans or arrangements.

WILL WE BE GRANTED A `BRIDGE OF SERVICE'?

Yes, your current hire date will remain your hire date.

WILL RAINBOW MATCH MY 401(K) FOR 2003?

Yes, the company will match your 2003 401(k) contributions under the same plan guidelines.

WILL OUR PERFORMANCE APPRAISAL SYSTEM CONTINUE IN THE SAME TIME FRAME?

We will continue with our current performance appraisal process until the close of the merger.

WILL OUR VACATION ACCRUAL CHANGE?

No, at this time there will be no changes in our current vacation accrual rates.



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WILL I RECEIVE MY 2003 QSP BONUS?

Yes, we will payout the QSP bonus based on our bonus payout guidelines. There will be no change in this for 2003. Moving forward to 2004, it should be noted that PRIOR to this merger announcement, communications were taking place to revise the model of our current QSP bonus plan. These conversations will continue through our 2004 planning process. If there is a change with this plan, we will communicate it to you.

WILL OUR HOLIDAY SCHEDULE REMAIN THE SAME?

Yes, it will remain the same for 2003.

WILL EDUCATIONAL REIMBURSEMENT CONTINUE? WILL IT CONTINUE AT OUR CURRENT REIMBURSEMENT RATE?

Yes, educational assistance reimbursement will continue, however there may be some modifications to the plan model.

IF I AM TAKING AN EDUCATION REIMBURSEMENT CLASS AND AM LAID OFF, WILL YOU STILL REIMBURSE THE CLASS?

Yes, as long as you are currently in an approved class that qualifies for educational assistance reimbursement, you will still be reimbursed if you are affected by a layoff.

WILL SECTION 125 BENEFITS CONTINUE?

Yes, Section 125 benefits will continue.

WILL WE STAY ON A BI-WEEKLY PAYROLL?

Most likely, as SafeNet is also on a bi-weekly payroll system. If there are any changes we will notify you.



COMPETITIVE / MARKET QUESTIONS

HOW WILL THIS MERGER CHANGE OUR COMPETITIVE/DISTRIBUTION MODEL?

SafeNet expects to reap competitive advantages through the combined distribution model. There is little or no geographic or product overlap between the existing channels of the individual companies. The proposed merger fills in SafeNet market voids in Europe and Asia-Pacific.

In regards to products, Safenet and Rainbow have robust OEM lines of business in different and complimentary markets, giving us the management experience and industry leadership to leverage that into broader opportunities in financial, large enterprise, government wireless and consumer markets.

HOW WILL THIS MERGER ENABLE US TO EXPAND OUR EXISTING MARKETS?

Expansion will be realized through faster time-to-market, channel optimization and customer up sell in the financial, large enterprise and government markets. Additionally, we expect to invest in several products



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whose core technology will be useful in other applications such as wireless.
Professional services also hold potential, since we can now enable our customers to benefit from our expanded talent pool.

WHAT MARKET TRENDS ARE TIED TO THIS MERGER; WHAT TRENDS DOES IT EXPLOIT?

Primary trends include growing remote access, an unprecedented number of network intrusions, globalization, the proliferation of upstart companies that have created a management nightmare for our customers, and the demand by our customers to simplify their procurement and administrative problems.

We expect the combined company to streamline the management of a security infrastructure and dramatically reduce the finger-pointing that many customers are experiencing through the difficult integration of point products from smaller companies. In addition, by product standardization, customers can rationalize their disparate products into a single, easy-to-manage solution supported by world-class technicians.

TECHNOLOGY AND R&D

WILL THE COMPANIES PRODUCT LINES BE INTEGRATED?

Yes. As an example, the common management interface that SafeNet has provided around all of its products has been a source of significant competitive advantage, so expanding this to include Rainbow products is likely to be a key part of integrating the overall product line.

HOW DOES THIS AFFECT RAINBOW'S PRODUCT PLAN?

In terms of product development, we will either continue or increase investment in Rainbow's key products. The merger was proposed to expand SafeNet's product lines and offer customers a broader solution from a single source. Therefore, we expect our product plan to concentrate more on integration rather than elimination.

HOW WILL THE MERGER IMPACT ANY PROJECTS CURRENTLY IN DEVELOPMENT FOR BOTH COMPANIES?

The biggest impact will stem from product integration. Over the short term, it is anticipated that we will work to achieve a fully integrated product portfolio with a common management umbrella as rapidly as possible. The combined R&D budgets of the companies will continue unabated. In terms of future development, products will be reviewed for portability to different platforms and form factors for entry into new markets.

WILL ANY PRODUCT PLANS BE PHASED OUT AS A RESULT OF THIS MERGER?

No primary products will be phased out as a result of the merger.

WILL THE ENGINEERING TEAMS BE COMBINED? IF SO, HOW LONG WILL IT TAKE TO COMBINE THE TWO TEAMS?

Much like our recent combination with Chrysalis, we will move quickly to combine the engineering teams to gain maximum efficiency, consistency of approach, and to ensure no duplication of effort across locations.

CUSTOMER SPECIFIC QUESTIONS

HOW WILL SERVICE AND SUPPORT BE HANDLED?

While a specific integration plan must be developed, we will be combining our global support organization together with SafeNet's current support capability to create a bigger, stronger organization capable of providing the excellent support necessary to grow the business.


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HOW DO YOU EXPECT RAINBOW CUSTOMERS TO REACT TO THIS TRANSACTION?

Many of our largest customers have been strongly indicating to us that they would prefer to deal with fewer vendors. We expect that our customers will view this merger very positively. They can purchase Rainbow products that they have previously enjoyed from a larger, stronger global player - and will at the same time gain access to a broader solution offering, under a common management umbrella.




WHAT WILL THE SALES TEAMS SAY WHEN THEIR CUSTOMERS ASK ABOUT THE MERGER?

The sales teams have been provided with comprehensive information about the merger. However, given that it is a merger of two public companies, they will face some legal restrictions concerning forward-looking statements, conjectures and commitments. That said, we fully expect that if we focus our customers attention on the fact that, once merged, they will be dealing with an even more substantial supplier, with a broader portfolio, and global support and service capability, the reaction will be very positive.

The breadth of product, service, engineering excellence and market reach we'll have when the merger is finalized will make us better equipped to create more value for our customers than anyone else in the business!

WHO WILL CUSTOMERS CONTACT FOR QUESTIONS?

Customers should continue to contact their current sales representative.

WHAT IS THE SHORT AND LONG TERM IMPACT FOR CUSTOMERS?

We expect customers to benefit in both the short and long term. Regarding the short term, customers' sales representatives will now have a full tool kit of security and encryption products and services available from a single point of contact. Some of these products are already de facto industry standards, creating a migration path onto stable platforms that will continue to receive substantial R&D investments.

The long term impact will be a consolidated management platform from which entire infrastructures can be monitored and standardized on, reducing overhead in terms of policy administration, deployment and support.

WHAT CAN CUSTOMERS EXPECT AS A RESULT OF THIS MERGER?

They can expect to do business with a company whose market capitalization will be approximately $400 million and ranked in the top 5 of security providers. They can expect to receive sales and technical support in every major country. They can expect to buy both type 1 and type 2 products from a single source. They can expect innovation to accelerate through product portability. They can expect to see a greater standardization of SafeNet products through an expanded OEM channel. They can expect the Safe Enterprise platform to become the de facto standard for the management of their security infrastructure.

WHEN WILL CUSTOMERS EXPECT TO SEE THE FIRST PRODUCT(S) FROM THE MERGED COMPANY?

Probably in the second quarter of 2004.


EXTERNAL COMMUNICATION

CAN WE TALK ABOUT THIS WITH ANYONE?

You can discuss anything that is contained within the public announcement (see our website, and that of SafeNet) as this information is in the public domain. Beyond that, any detailed information regarding the

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transaction, or the integration plans that are developed are confidential and like all other strategic business information, should not be shared outside of the company.

Because Rainbow and SafeNet are public companies, disclosing confidential information about this transaction to anyone puts you in risk of violating US insider-trading laws. If you have any questions, or are unclear about whether a certain piece of information is confidential, please consult with a member of the senior management team before disclosing it to anyone.

WHERE DO I GO FROM HERE?

WHAT SHOULD I DO DIFFERENTLY TOMORROW?

Nothing! Stay focused on your objectives and our customers. We are continuing to work through final stages of this merger and it's important to continue working towards our goals.

WHAT ABOUT THE DAY AFTER?

As we move into Q4 and our planning cycle for next year, it is critical that we remain focused. There will be change ahead and we view this as positive change. It will be exciting and challenging. Our ultimate goal is to take care of our customers and become the number one market share leader in our space. It will take all of us to do that, and we're counting on you.

Again, we will update this FAQ document on the intranet as soon as changes occur. We will also notify you via email, that there has been an update.

In the meantime, I am available for questions as is the entire management team. Again, thank you for all of your support, not only throughout the years, but through this challenging and exciting time at Rainbow.


BEST REGARDS, WALT


Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this release that are not historical facts could be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and beliefs, are not guarantees of future performance and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements, including, among others: the risk that the SafeNet and Rainbow businesses will not be integrated successfully; costs related to the proposed merger; the risk that SafeNet and Rainbow will fail to obtain the required stockholder approvals; the risk that the transaction will not close; the risk that the businesses of the companies will suffer due to uncertainty; and other economic, business, competitive, and/or regulatory factors affecting the SafeNet and Rainbow businesses generally, including those set forth in their filings with the Securities and Exchange Commission, including each of Rainbow's and SafeNet's Annual Reports on Form 10K for the fiscal year ended December 31, 2002, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, SafeNet's and Rainbow's results could differ materially from SafeNet's and Rainbow's expectations statements. SafeNet and Rainbow assume no obligation and do not intend to update or alter these forward-looking statements, whether as a result of new information, future events, or otherwise.

Where You Can Find Additional Information

SafeNet and Rainbow intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the transaction described in this document. The joint proxy statement/prospectus will be mailed to the stockholders of SafeNet and Rainbow. Investors and security holders of SafeNet and Rainbow are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about SafeNet, Rainbow and the transaction. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by SafeNet or Rainbow by the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by SafeNet by contacting Michelle Layne, SafeNet Investor Relations, 8029 Corporate Drive, Baltimore, Maryland 21236,
(410) 933-5895. Investors and security holders may obtain free copies of the documents filed with the SEC by Rainbow by contacting Rainbow Investor Relations, 50


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Technology Drive, Irvine, California 92618 (949) 450-7377. Investors and
security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision.

SafeNet and its executive officers, directors, and employees may be deemed to be participants in the solicitation of proxies from the stockholders of SafeNet and Rainbow in favor of the transaction. A list of the names of SafeNet's executive officers and directors, and a description of their respective interests in SafeNet, are set forth in the proxy statement for SafeNet's 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2003.
Investors and security holders may obtain additional information regarding the interests of SafeNet's executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.

Rainbow and its executive officers, directors and employees may be deemed to be participants in the solicitation of proxies from the stockholders of SafeNet and Rainbow in favor of the transaction. A list of the names of Rainbow's executive officers and directors, and a description of their respective interests in Rainbow, are set forth in the proxy statement for Rainbow's 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2003. Investors and security holders may obtain additional information regarding the interests of Rainbow's executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.

The information contained herein is subject to updating and change with or without notice.



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